NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the holders of Common Shares ("Shareholders") of CE FRANKLIN LTD. (the "Corporation" or "CE Franklin") will be held in the Cardium Rooms A and B at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, on Wednesday, the 27th day of April, 2011, at 2:30 p.m. (Calgary time) for the following purposes:

1.

To receive the financial statements of the Corporation for the fiscal year ended December 31, 2010 and the report of the auditors thereon;

2.

To elect directors of the Corporation for the ensuing year;

3.

To appoint auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors; and

4.

To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, accompanying this Notice.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted are requested to date, sign and return the enclosed form of proxy in accordance with the instructions contained in the accompanying Information Circular to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, fax (866) 249-7775. Proxies must be received not less than forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta). A person appointed as proxy need not be a Shareholder of the Corporation.

DATED at the City of Calgary, in the Province of Alberta, this 10th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

Michael S. West

President and Chief Executive Officer